

Manuel Godoy · 2nd

Award-winning author and CEO of Black Sands Entertainment

Brooklyn, New York, United States · 92 connections ·
Contact info

 Black Sands Entertainment

Queens College

Experience



President
Black Sands Entertainment
Apr 2015 – Present · 5 yrs 8 mos
Greater New York City Area

President of Black Sands Entertainment and author of Black Sands, the Seven Kingdoms. known as an education influencer, Manuel Godoy has been touring the East Coast for the past two years doing conventions, keynote speeches, and author visits. Endorsed by ReedPOP, Publisher's Weekly, and even Michelle Obama, Black Sands Entertainment has grown to exponential size under the leadership of Manuel Godoy.

epic shot.jpg	Black Sands



Lead Administrator
Godoy Restoration Inc
Apr 2014 – Apr 2015 · 1 yr 1 mo
Jamaica, NY

- Schedule appointments, accept cancellations, and reschedule appointments.
- Perform data tracking and data entry for various reports on potential business.
- Complete appropriate forms for contracts and liabilities.
- Initiate action to the receipt, deposit or disbursement of contract funds.   ...see more

Consultant
Quill
2013 · less than a year
Westbury, NY

- Highly proficient in communication skills, ice breakers, product knowledge, and professionalism.
- Business to Business consulting.
- Independent work with no supervision, working with small businesses to secur ...see more



Project Manager
NorthStar
Jan 2009 – Jan 2010 · 1 yr 1 mo
Hoover, AL

- Manage projects in Georgia, Alabama, Louisiana, and Tennessee.
- Create clear and attainable project objectives, building the project requirements, and managing the constraints of time, scope, and quality.
- Complete complex Excel spreadsheets using work breakdown structures and c ...see more



US Army Reserve
6 yrs

Administrative Assistant
Jun 2008 – 2010 · 2 yrs
Hoover, AL

- Process orders and supplies for training and deployment of both low and high level employees.
- Provide face to face reports with upper level management on a daily basis.
- Manage lower enlisted soldiers under my command.   ...see more

Administrative Assistant
Jun 2004 – Jun 2008 · 4 yrs 1 mo

- Review and process airfield equipment information..
- Perform receptionist duties.
- Maintain inventory records and civilian employee files.
- Assist upper command, visitors and others requesting information or guidance ...see more

Show 1 more experience ⌄

Education



Queens College
Bachelor of Business Administration (BBA), Economics, 3.0
2012 – 2016
Activities and Societies: Kappa Sigma Fraternity



SAN diego state university

Skills & endorsements

Team Leadership

Project Management · 2
Sandra Cribbs and 1 connection have given endorsements for this skill

Game Design

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Accomplishments

 **1** **Language**
English   ⌄



1 **Publication**
Black Sands, the Seven Kingdoms

Interests

Black Sands Entertainment		**Independent Game Developers ...**	
182 followers		6,925 members	
Game Developers Group		**Queens College**	
24,344 members		97,412 followers	
ZeniMax Media		**Northwell Health**	
12,430 followers		119,746 followers	

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